BMO Financial Group Reports Third Quarter 2026 Results

EARNINGS RELEASE
BMO’s Third Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
Third Quarter 2026 compared with Third Quarter 2025:
•Reported net income1 of $1,750 million, a decrease of 25% from $2,330 million; adjusted net income1 of $2,859 million, an increase of 19% from $2,399 million
•Reported earnings per share (EPS)2 of $2.38, a decrease of 24% from $3.14; adjusted EPS1, 2 of $3.96, an increase of 22% from $3.23
•Provision for credit losses (PCL) of $722 million, a decrease from $797 million
•Reported return on equity (ROE) of 8.4%, compared with 11.6%; adjusted ROE1 of 14.0%, compared with 12.0%
•Common Equity Tier 1 (CET1) Ratio3 of 13.0%, compared with 13.5%

Year-to-Date 2026 compared with Year-to-Date 2025:
•Reported net income1 of $6,869 million, an increase of 7% from $6,430 million; adjusted net income1 of $8,143 million, an increase of 21% from $6,734 million
•Reported EPS2 of $9.30, an increase of 10% from $8.47; adjusted EPS1, 2 of $11.11, an increase of 25% from $8.89
•PCL of $2,207 million, a decrease from $2,862 million
•Reported ROE of 11.1%, compared with 10.5%; adjusted ROE1 of 13.3%, compared with 11.1%

Toronto, August 25, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the third quarter ended July 31, 2026 was $1,750 million, compared with $2,330 million in the prior year, and EPS of $2.38, compared with $3.14. Reported ROE was 8.4%, compared with 11.6% in the prior year. The decrease in reported results was driven by a charge related to the reduction in goodwill associated with the announced sale of BMO’s Transportation and Vendor Finance businesses. Adjusted net income of $2,859 million increased 19% from $2,399 million in the prior year, and adjusted EPS of $3.96 increased 22% from $3.23. Adjusted ROE was 14.0%, compared with 12.0% in the prior year.

“BMO delivered another strong quarter, driven by disciplined execution against the commitments we made at our March Investor Day to elevate ROE and accelerate growth. Every business segment delivered record pre-provision pre-tax earnings, with sustained momentum in Capital Markets and Wealth Management, and continued commercial loan growth in both Canada and the U.S. as we deepen client relationships across our franchise. Credit performance improved, reflecting our proactive risk management and well-diversified portfolio,” said Darryl White, CEO of BMO Financial Group.
“We continue to reallocate and deploy capital to areas positioned to deliver sustainable and long-term value for our shareholders. This includes profitable loan growth to help support economic expansion, investing in talent, technology and AI-powered capabilities, and returning capital through dividends and share repurchases, while maintaining a robust CET1 ratio,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2026 dividend of $1.71 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.71 is equivalent to an annual dividend of $6.84 per common share. During the quarter, we purchased for cancellation 3.8 million common shares under the normal course issuer bid (NCIB), at an average price of $239.37 per share.
On August 25, 2026, we announced our intention to establish a new NCIB for up to 25 million common shares, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange. Once approvals are obtained, the timing and amount of purchases under the new NCIB will be at management’s discretion, based on factors such as market conditions and capital levels.

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group Third Quarter 2026 Earnings Release 1

Third Quarter 2026 Performance Review
Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

Canadian P&C
Reported net income was $980 million, an increase of $131 million or 16% from the prior year, and adjusted net income was $983 million, an increase of $131 million or 15%, primarily due to a 6% increase in revenue and a lower provision for credit losses, partially offset by higher expenses. Revenue growth was driven by increases in net interest income, primarily due to higher net interest margin and non-interest revenue.

U.S. Banking
Reported net income was $868 million, an increase of $101 million or 13% from the prior year, and adjusted net income was $925 million, an increase of $96 million or 11%. The impact of the stronger U.S. dollar increased each of revenue, expenses and net income by 2%.
On a U.S. dollar basis, reported net income was $620 million, an increase of $62 million or 11% from the prior year, and adjusted net income was $661 million, an increase of $58 million or 9%, primarily due to a 5% increase in revenue, partially offset by higher expenses. Revenue growth was driven by increases in net interest income, primarily due to higher net interest margin and non-interest revenue.

Wealth Management
Reported net income was $408 million, an increase of $16 million or 4% from the prior year, and adjusted net income was $480 million, an increase of $85 million or 22%. Wealth and Asset Management reported net income was $320 million, an increase of $23 million or 8%, and adjusted net income was $392 million, an increase of $92 million or 31%, reflecting higher revenue, primarily due to the impact of stronger global markets and net sales, as well as higher net interest income, partially offset by higher expenses. Insurance net income was $88 million, a decrease of $7 million or 8% from the prior year, primarily due to a gain on the sale of a non-strategic portfolio of insurance contracts in the prior year, partially offset by favourable market movements in the current year.

Capital Markets
Reported net income was $645 million, an increase of $203 million or 46% from the prior year, and adjusted net income was $649 million, an increase of $203 million or 45%, reflecting higher revenue in Global Markets and Investment and Corporate Banking, and a lower provision for credit losses, partially offset by higher expenses.

Corporate Services
Reported net loss was $1,151 million, and included the impact of the announced sale of BMO’s Transportation Finance and Vendor Finance businesses, resulting in a charge of $962 million ($1,092 million pre-tax), primarily related to goodwill, compared with a reported net loss of $120 million in the prior year. Adjusted net loss was $178 million, compared with an adjusted net loss of $123 million. The higher adjusted net loss primarily reflected lower revenue and higher expenses.

Credit Quality
Total provision for credit losses was $722 million, compared with a provision of $797 million in the prior year. The provision for credit losses on impaired loans was $708 million, a decrease of $65 million, largely due to lower provisions in Canadian P&C and U.S. Banking. The provision for credit losses on performing loans was $14 million, compared with $24 million in the prior year. The performing provision in the current quarter was primarily driven by changes in the macroeconomic outlook, partially offset by improvement in portfolio credit quality.
Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2025 Annual Report and Note 3 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2025.

Capital
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at July 31, 2026, unchanged from 13.0% at the end of the second quarter of 2026, as internal capital generation was offset by the impact of the purchase of common shares for cancellation and higher source currency risk-weighted assets (RWA).

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
2 BMO Financial Group Third Quarter 2026 Earnings Release

Certain information contained in BMO’s Third Quarter 2026 Management’s Discussion and Analysis dated August 25, 2026, for the period ended July 31, 2026, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s Third Quarter 2026 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces net interest margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Impact of divestitures of $1,106 million ($973 million after-tax) in the current quarter included the announced sale of BMO’s Transportation Finance and Vendor Finance businesses resulting in a charge of $1,092 million ($962 million after-tax), primarily related to goodwill, as well as divestiture-related costs related to the announced sale of 138 branches in select U.S. markets of $14 million ($10 million after-tax). Prior periods included costs related to the sale of branches of $26 million ($24 million after-tax) in Q2-2026 and $4 million ($3 million after-tax) in Q1-2026. Amounts are recorded in non-interest expense in Corporate Services.
•Acquisition and integration costs of $6 million ($4 million after-tax) in the current quarter. Prior periods included expenses of $3 million ($2 million after-tax) in Q2-2026, $9 million ($7 million after-tax) in Q1-2026, $5 million ($4 million after-tax) in Q3-2025, a reversal of $2 million ($1 million after-tax) in Q2-2025 and expenses of $10 million ($7 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $94 million ($69 million after-tax) in the current quarter. Prior periods included $93 million ($70 million after-tax) in Q2-2026, $96 million ($71 million after-tax) in Q1-2026, $93 million ($69 million after-tax) in Q3-2025, $109 million ($81 million after-tax) in Q2-2025 and $106 million ($79 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in fair value of contingent consideration related to the acquisition of Burgundy, recorded in non-interest revenue in Wealth Management. The increase in contingent consideration and reduction in non-interest revenue was $63 million (pre-tax and after-tax) in the current quarter, $7 million (pre-tax and after-tax) in Q2-2026 and $16 million (pre-tax and after-tax) in Q1-2026. For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $47 million ($35 million after-tax). Prior periods included a partial reversal of $5 million ($4 million after-tax) in Q3-2025, expenses of $5 million ($4 million after-tax) in Q2-2025 and a partial reversal of $7 million ($5 million after-tax) in Q1-2025.
•Impact of aligning accounting policies for employee vacation across legal entities of $96 million ($70 million after-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

Adjusting items in aggregate decreased net income by $1,109 million in the current quarter, compared with a $69 million decrease in the prior year and a decrease of $103 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $1,274 million, compared with a decrease of $304 million in the prior year.

BMO Financial Group Third Quarter 2026 Earnings Release 3

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q3-2026	Q2-2026	Q3-2025	YTD-2026	YTD-2025
Reported Results
Net interest income	5,567	5,268	5,496	16,478	15,991
Non-interest revenue	4,329	4,299	3,492	12,809	10,942
Revenue	9,896	9,567	8,988	29,287	26,933
Provision for credit losses	722	739	797	2,207	2,862
Non-interest expense	6,678	5,330	5,105	17,761	15,551
Income before income taxes	2,496	3,498	3,086	9,319	8,520
Provision for income taxes	746	868	756	2,450	2,090
Net income	1,750	2,630	2,330	6,869	6,430
Dividends on preferred shares and distributions on other equity instruments	81	139	66	301	273
Net income (loss) attributable to non-controlling interest in subsidiaries	2	4	3	5	9
Net income available to common shareholders	1,667	2,487	2,261	6,563	6,148
Diluted EPS ($)	2.38	3.53	3.14	9.30	8.47
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(63)	(7)	–	(86)	–
Impact of adjusting items on revenue (pre-tax)	(63)	(7)	–	(86)	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(6)	(3)	(5)	(18)	(13)
Amortization of acquisition-related intangible assets (3)	(94)	(93)	(93)	(283)	(308)
Impact of divestitures	(1,106)	(26)	–	(1,136)	–
FDIC special assessment	–	–	5	47	7
Impact of alignment of accounting policies	–	–	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(1,206)	(122)	(93)	(1,390)	(410)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration (2)	(63)	(7)	–	(86)	–
Impact of adjusting items on revenue (after-tax)	(63)	(7)	–	(86)	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(4)	(2)	(4)	(13)	(10)
Amortization of acquisition-related intangible assets (3)	(69)	(70)	(69)	(210)	(229)
Impact of divestitures	(973)	(24)	–	(1,000)	–
FDIC special assessment	–	–	4	35	5
Impact of alignment of accounting policies	–	–	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(1,046)	(96)	(69)	(1,188)	(304)
Impact of adjusting items on reported net income (after-tax)	(1,109)	(103)	(69)	(1,274)	(304)
Impact on diluted EPS ($)	(1.58)	(0.14)	(0.09)	(1.81)	(0.42)
Adjusted Results
Net interest income	5,567	5,268	5,496	16,478	15,991
Non-interest revenue	4,392	4,306	3,492	12,895	10,942
Revenue	9,959	9,574	8,988	29,373	26,933
Provision for credit losses	722	739	797	2,207	2,862
Non-interest expense	5,472	5,208	5,012	16,371	15,141
Income before income taxes	3,765	3,627	3,179	10,795	8,930
Provision for income taxes	906	894	780	2,652	2,196
Net income	2,859	2,733	2,399	8,143	6,734
Net income available to common shareholders	2,776	2,590	2,330	7,837	6,452
Diluted EPS ($)	3.96	3.67	3.23	11.11	8.89
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

4 BMO Financial Group Third Quarter 2026 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q3-2026
Reported net income (loss)	980	868	408	645	(1,151)	1,750	68
Dividends on preferred shares and distributions on
other equity instruments	12	15	2	15	37	81	16
Net income attributable to non-controlling interest in subsidiaries	–	1	–	–	1	2	1
Net income (loss) available to common shareholders	968	852	406	630	(1,189)	1,667	51
Acquisition and integration costs	–	–	4	–	–	4	–
Amortization of acquisition-related intangible assets	3	57	5	4	–	69	42
Change in fair value of contingent consideration	–	–	63	–	–	63	–
Impact of divestitures	–	–	–	–	973	973	684
Adjusted net income (loss) (2)	983	925	480	649	(178)	2,859	794
Adjusted net income (loss) available to common shareholders (2)	971	909	478	634	(216)	2,776	777
Q2-2026
Reported net income (loss)	884	790	428	638	(110)	2,630	655
Dividends on preferred shares and distributions on
other equity instruments	11	14	1	15	98	139	15
Net income attributable to non-controlling interest in subsidiaries	–	4	–	–	–	4	3
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Acquisition and integration costs	–	–	2	–	–	2	–
Amortization of acquisition-related intangible assets	3	57	7	3	–	70	43
Change in fair value of contingent consideration	–	–	7	–	–	7	–
Impact of divestitures	–	–	–	–	24	24	18
Adjusted net income (loss) (2)	887	847	444	641	(86)	2,733	716
Adjusted net income (loss) available to common shareholders (2)	876	829	443	626	(184)	2,590	698
Q3-2025
Reported net income (loss)	849	767	392	442	(120)	2,330	661
Dividends on preferred shares and distributions on
other equity instruments	12	15	1	11	27	66	3
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	1	3	3
Net income (loss) available to common shareholders	837	750	391	431	(148)	2,261	655
Acquisition and integration costs	–	–	3	–	1	4	1
Amortization of acquisition-related intangible assets	3	62	–	4	–	69	47
FDIC special assessment	–	–	–	–	(4)	(4)	(3)
Adjusted net income (loss) (2)	852	829	395	446	(123)	2,399	706
Adjusted net income (loss) available to common shareholders (2)	840	812	394	435	(151)	2,330	700
YTD-2026
Reported net income (loss)	2,812	2,400	1,188	1,940	(1,471)	6,869	1,438
Dividends on preferred shares and distributions on
other equity instruments	36	43	5	45	172	301	48
Net income attributable to non-controlling interest in subsidiaries	–	3	–	–	2	5	3
Net income (loss) available to common shareholders	2,776	2,354	1,183	1,895	(1,645)	6,563	1,387
Acquisition and integration costs	–	–	13	–	–	13	–
Amortization of acquisition-related intangible assets	9	174	17	10	–	210	131
Change in fair value of contingent consideration	–	–	86	–	–	86	–
Impact of divestitures	–	–	–	–	1,000	1,000	704
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	2,821	2,574	1,304	1,950	(506)	8,143	2,247
Adjusted net income (loss) available to common shareholders (2)	2,785	2,528	1,299	1,905	(680)	7,837	2,196
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter 2026 Earnings Release 5

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 2 (Continued)
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
YTD-2025
Reported net income (loss)	2,490	2,003	1,040	1,465	(568)	6,430	1,815
Dividends on preferred shares and distributions on
other equity instruments	35	46	4	31	157	273	9
Net income attributable to non-controlling interest in subsidiaries	–	7	–	–	2	9	7
Net income (loss) available to common shareholders	2,455	1,950	1,036	1,434	(727)	6,148	1,799
Acquisition and integration costs	–	–	3	–	7	10	5
Amortization of acquisition-related intangible assets	10	208	–	11	–	229	153
FDIC special assessment	–	–	–	–	(5)	(5)	(4)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	2,500	2,211	1,043	1,476	(496)	6,734	1,994
Adjusted net income (loss) available to common shareholders (2)	2,465	2,158	1,039	1,445	(655)	6,452	1,978
See previous page for footnote references.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs, liquidity and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our Third Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Geopolitical and Trade Developments section in our Third Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.
6 BMO Financial Group Third Quarter 2026 Earnings Release

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 25, 2026, at 7:15 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until October 25, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Telephone: 416-263-9200
Fax: 1-888-453-0330
E-mail: service@computershare.com

For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
1 First Canadian Place, 9th Floor
Toronto, Ontario M5X 1A1
Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 37th Floor
Toronto, Ontario M5X 1A1

BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations, www.sedarplus.ca and at www.sec.gov. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2027
The next Annual Meeting of Shareholders will be held on Wednesday, April 14, 2027.

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BMO Financial Group Third Quarter 2026 Earnings Release 7